SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April, 2023
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.300.016.831

PAYMENT OF INTEREST ON OWN CAPITAL

NOTICE TO SHAREHOLDERS

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Companhia” or “Sabesp”) hereby informs its Shareholders that were approved at the Annual and Extraordinary Shareholders’ Meeting held today the payment of interest on own capital related to the period from January to December 2022, to the Shareholders registered as such on April 28, 2023.

I – AMOUNT, DATE AND CREDIT AND PAYMENT TERMS

The interest on own capital, totaling eight hundred and seventy-two million, one hundred and fifty-eight thousand, five hundred and ninety-two reais and eighty-four cents (R$ 872,158,592.84) corresponding to R$ 1.2760 per common share, will be paid on June 26, 2023.

II – WITHHOLDING INCOME TAX

Income tax shall be withheld from the amount of interest on own capital declared to shareholders, pursuant to the laws in force, except for the immune or exempt shareholders proving such condition until May 10, 2023, and corresponding documents shall be sent to the Company's headquarters located at Rua Costa Carvalho, 300 – Sala 265 – São Paulo – SP – CEP 05429-900, in attention to the Superintendência de Captação de Recursos e Relações com Investidores or to email address sabesp.ri@sabesp.com.br.

Referring to the entities of Supplementary Private Pension, Insurance Companies and Fapi, such proof shall occur by means of Declaration, a model of which is available on the Company's Investor Relations website, in the item Investor Services on the website https://ri.sabesp.com.br/.

III – ATTRIBUTION TO DIVIDENDS

The aforementioned interest on own capital will be computed in the calculation of the mandatory minimum dividends, as provided for in the caput of Article 49 of the Company’s Bylaws, pursuant to article 9, paragraph 7, of Law 9,249/95.

IV – INSTRUCTIONS FOR THE CREDIT AND PAYMENT OF INTEREST ON OWN CAPITAL

The shareholders will have their credits available on the date of payment of such right, as set forth in above item I, in accordance with their checking account and domicile provided to Bradesco S.A.

To shareholders whose registry information does neither include their Individual/Corporate Taxpayer’s Identification Number (CPF/CNPJ) nor completion of banking instructions (bank, branch and account number), the interest will be credited, pursuant to item I above, as of the third business day counted from the date of registry update in Bradesco S.A.’s electronic files. This update may be carried out at any of its branches.

V – RECORD DATE

The shares will trade ex-interest as of May 1, 2023 in the American market and May 2, 2023 in the Brazilian market.

Further information may be obtained at any of Bradesco S.A.’s branches during banking hours.

São Paulo, April 28, 2023.

Catia Cristina Teixeira Pereira

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 28, 2023

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.